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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 001-11767

                               Ryerson Tull, Inc.
             (Exact name of registrant as specified in its charter)

                              2621 West 15th Place
                            Chicago, Illinois 60608
                                 (773) 762-2121
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Class A Common Stock, Par Value $1.00 per Share
           (Including the Associated Preferred Stock Purchase Rights)

                         8-1/2% Notes due July 15, 2001

                         9-1/8% Notes due July 15, 2006
            (Title of each class of securities covered by this Form)

                                 Not applicable
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)   [ ]        Rule 12h-3(b)(1)(ii)  [ ]
               Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(2)(i)   [ ]
               Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(ii)  [ ]
               Rule 12g-4(a)(2)(ii)  [ ]        Rule 12h-3(b)(3)      [ ]
               Rule 12h-3(b)(1)(i)   [X]        Rule 15d-6            [X]

     Approximate number of holders of record as of the certification or notice date:

                  Class A Common Stock:     1
                  8-1/2% Notes:             36
                  9-1/8% Notes:             27

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ryerson Tull, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              RYERSON TULL, INC.

DATE: February 25, 1999       /s/ Jay M. Gratz
                              --------------------------------------
                              Name: Jay M. Gratz
                              Title: Chief Financial Officer